NEWS RELEASE

SHAW FILES YEAR-END DISCLOSURE DOCUMENTS

Calgary, Alberta (November 27, 2015) – Shaw Communications Inc. (“Shaw”) announced today the filing with Canadian securities regulators of its 2015 audited annual consolidated financial statements, related management’s discussion and analysis and 2015 annual information form and the filing with the U.S. Securities and Exchange Commission of its 2015 annual report on Form 40-F which includes the Canadian filings.

These documents are available on Shaw’s profile on the Canadian Securities Administrators’ website (www.sedar.com). The Form 40-F is available on the U.S. Securities and Exchange Commission’s website (www.sec.gov). Any shareholder wishing to receive a printed copy of the 2015 annual report containing the audited annual consolidated financial statements and related management’s discussion and analysis may request one by e-mail to investor.relations@sjrb.ca.

About Shaw Communications Inc.
Shaw Communications Inc. is a diversified communications and media company, serving 3.2 million customers through a reliable and extensive fibre network. Shaw serves consumers with broadband Internet, WiFi, Digital Phone and Video products and services. Shaw Business Network Services provides business customers Internet, data, WiFi, telephony, Video and fleet tracking services. Shaw Business Infrastructure Services offers North American enterprises colocation, cloud and managed services through ViaWest. Shaw Media provides Canadians with engaging programming content through one of Canada’s largest conventional television networks, Global Television, and 19 specialty networks, including HGTV Canada, Food Network Canada, HISTORY® and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information, please visit www.shaw.ca.

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca